Exhibit 1.01

OLIN CORPORATION
Conflict Minerals Report
For the reporting period from January 1, 2014 to December 31, 2014

This Specialized Disclosure Report (this “Report”) of Olin Corporation (“Olin” or “we”) has been prepared to comply with Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the year ended December 31, 2014.

The Rule requires us to disclose certain information when we manufacture or contract to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (such minerals and derivatives, the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described below, our Winchester division manufactures products for which some of the Conflict Minerals are necessary to the functionality.

I.	Company Overview

Olin is a manufacturer concentrated in three business segments: Chlor Alkali Products, Chemical Distribution and Winchester. Winchester, with its principal manufacturing facilities in Illinois and Mississippi, produces and distributes sporting ammunition, law enforcement ammunition, reloading components, small caliber military ammunition and components and industrial cartridges. Our Chlor Alkali Products division manufactures and sells chlorine and caustic soda, hydrochloric acid, hydrogen, bleach products and potassium hydroxide, and our Chemical Distribution division manufactures bleach products. Based on our internal assessment, Winchester is our only business segment that manufactures or contracts to manufacture products that contain any Conflict Minerals.

II.	Products Covered by this Report

Based on the nature of our products, we determined that the ammunition products produced by our Winchester division are the only products we manufacture or contract for manufacture that may contain Conflict Minerals. Therefore, this Report relates to those ammunition products: (i) for which Conflict Minerals are necessary to the functionality or production; (ii) that we manufactured, or contracted to be manufactured; and (iii) for which manufacturing was completed during the calendar year 2014 (the “Covered Products”). Each Covered Product is identified below by its Stock Keeping Unit (“SKU”) and type of ammunition:

Type of Ammunition
	Centerfire ammunition	Shot Shell	Rimfire ammunition
SKU	GQ3232 Q3297 Q3262 SC556NT X223RT SC9NT SC40NT SC45NT SC38NT RA9SF Q4342 RA357SSF RA45GSF RA45SF RA223SF Q3281 RA9SF1 Q4346 GQ4338 RA40SF Q4341 Q4361 GQ4375	SXP12 SXP123 RA1200SF RA12RSSF SCXR123 Q1539 Q1542 SWXR122 SWXR123B SWXR12B SWXR12L2 SWXR12L4 SWXR12LB STXS1234Y STXS1236 STX125 STXS12L4 STXS12L5 STXS12L6	X22MHLF X22LRHLF

III.	Olin’s Conflict Minerals Policy

We adopted a policy relating to our use of Conflict Minerals (the “Policy”), incorporating the standards set forth in the OECD Guidance. Our Policy provides that we will require suppliers of Conflict Minerals to provide reasonable assistance in determining the sources of the Conflict Minerals. Under our Policy, we will encourage our suppliers to adopt a due diligence process in accordance with the OECD Guidance and to take actions towards sourcing responsibly. Our Policy ensures that we are committed to working toward avoiding the use, within our supply chain, of Conflict Minerals that finance or benefit armed groups in the Covered Countries. To the extent a supplier cannot or will not adhere to the Policy, we intend to limit purchases from such supplier to the extent practicable or seek alternative suppliers where commercially feasible.

IV.	Olin’s Reasonable Country of Inquiry

Because we determined that some of the Conflict Minerals are necessary to the production of the Covered Products, as required by the Rule, we conducted a reasonable country of origin inquiry

(“RCOI”) regarding the source of the Conflict Minerals. Our RCOI was reasonably designed to determine whether any of the Conflict Minerals used in the Covered Products originated in the Covered Countries, and if so, whether any of the Conflict Minerals were from recycled or scrap sources. The team conducting our RCOI included legal counsel from our Winchester division, as well as Winchester product managers, members of Winchester’s engineering team and the Metals Commodity Manager from Winchester’s purchasing department.

Each product manufactured or contracted to be manufactured by Winchester has a manufacturing process data page (“Data Page”) that summarizes the characteristics of the product, including the materials required to manufacture the product. Our RCOI team examined the Data Pages for each Winchester product to determine which product specifications include a Conflict Mineral. The products identified from this review are the Covered Products, which are listed in the table above. For all other products, the specifications do not include tin, tungsten or any other Conflict Mineral. Some of our products with specifications that do not include any Conflict Mineral are manufactured using recycled materials, which will include traces of unwanted tin, tungsten or other minerals or derivatives. For all products using recycled metals, the Data Pages limit the amount of tin, tungsten or other impurities that can be included to a very small quantity. For these products, tin, tungsten and other Conflict Minerals are not necessary to the functionality or production, but in fact are undesirable byproducts of the use of recycled metals.

After the RCOI team assembled the list of the Covered Products, the Metals Commodity Manager identified the suppliers for each Covered Product from our database (collectively, the “Suppliers”). In December 2014 and early January of 2015, we sent a written inquiry to each of the Suppliers. We asked the Suppliers to indicate:

•	whether any Conflict Mineral included in any component sold to Olin originated in a Covered Country, and if so, whether such Conflict Minerals were from recycled or scrap sources;

•	the identity of their suppliers and whether the Suppliers had received completed Templates (defined below) from all of their suppliers; and

•	a list of the smelters used by the Supplier or their suppliers, the locations of such smelters’ facilities, and whether those smelters have been validated in accordance with the CFSP (defined below).

Our inquiry also asked the Suppliers to complete an Electronic Industry Citizenship Coalition (“EICC”) Conflict Minerals Reporting Template (the “Template”). The Template was developed by the EICC to facilitate disclosure and communication of information regarding smelters which provide material to a company’s supply chain. It includes questions regarding each Supplier’s conflict-free policy, engagement with its direct suppliers and a listing of the smelters the Supplier (and its suppliers) use.

Based on the responses we received from the Suppliers, we proceeded to engage in due diligence regarding the sources and chain of custody of the Conflict Minerals contained in the Covered Products.

V.	Due Diligence Process

After conducting our RCOI, our team exercised due diligence on the source and chain of custody of the Conflict Minerals. Our due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”).

Our due diligence exercise primarily consisted of (1) reviewing the responses we received from our Suppliers, (2) verifying their representations, and (3) conducting additional research for information that their responses lacked.

A.	Results of Supplier Inquiries

We received responses from all of the Suppliers in early 2015, with the last response received on April 21, 2015. Of the seven Suppliers, one is a smelter and the other six Suppliers use smelters in their manufacturing processes (the “Non-Smelter Suppliers”).

Our smelter Supplier is a Tungsten Industry – Conflict Minerals Counsel Member Company, meaning it has agreed to complete the Conflict-Free Smelter Program (the “CFSP”) provided by the Conflict-Free Sourcing Initiative (“CFSI”), an initiative started by the EICC and the Global e-Sustainability Initiative (“GeSI”). Our smelter Supplier has been certified as compliant with the CFSP and is listed on CFSI’s list for conflict-free smelters and refiners. The CFSP states that it “uses an independent third-party audit to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials” (see http://www.conflictfreesourcing.org). The audit standard is developed according to global standards including the OECD Guidance and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). A list of the smelters and refiners that meet the standards of the audit is published on CFSI’s website, and our smelter Supplier is on the list, indicating that it meets the standards set by the OECD and the Dodd-Frank Act.

The Non-Smelter Suppliers indicated that they do not source Conflict Minerals directly from the Covered Countries, but instead source directly from smelters or through other suppliers. As a result, our due diligence efforts to identify the original sources of the Conflict Minerals provided by our Non-Smelter Suppliers are based on the information we solicited from such Suppliers. In these instances, the information-gathering process involves the Non-Smelter Suppliers’ own efforts to retrieve information from their smelters or other suppliers. Therefore, we must rely on these Suppliers to provide information regarding the origin of the Conflict Minerals that are included in the Covered Products. We recognize that this process may result in inaccurate or incomplete information.

Where smelters were identified in responses from our Non-Smelter Suppliers, a member of our legal staff compared smelters identified in the reporting templates against the list of smelter facilities which have been identified on CFSI’s list for conflict-free smelters. If a smelter was not on the list, we then reviewed the websites of the smelter to ascertain whether the smelter implements a Conflict Minerals policy. Based on this review, we concluded that eighteen (18) of the twenty (20) smelters identified by the Non-Smelter Suppliers have been validated as compliant in accordance with the CFSP and are listed on CFSI’s list for conflict-free smelters. Of the remaining two (2) smelters identified by our Non-Smelter Suppliers, one is listed on CFSI’s list for Active Smelters in the CFSP, meaning they are undergoing the CFSP audit process and one does not appear to be validated or verified at this time.

B.	Determination

In some instances we received conflicting or incomplete information regarding the smelter facilities utilized to process the Conflict Minerals included in our Covered Products. At least one Supplier had not received responses from all of its suppliers. In many cases, we received insufficient information regarding the mine(s) or source(s) of origin of those Conflict Minerals.

We evaluated each Supplier response and, where possible, we validated it to determine sufficiency, accuracy or completeness. Based on this assessment and the results of our other due diligence measures, we currently do not have sufficient information to identify the specific mine or location of origin of the Conflict Minerals included in our Covered Products.

The Securities and Exchange Commission (the “SEC”) recognizes that, “as a practical matter, it is very difficult, if not impossible, to trace conflict minerals to their mine or other location of origin after columbite-tantalite, cassiterite, and wolframite have been smelted initially and after gold has been refined initially other than through the smelter or refinery” (Conflict Minerals, Exchange Act Release No. 34-67716, 17 CFR Parts 240 and 249b (Aug. 22, 2012)). In this situation, the SEC provided that we need only to “describe the processing facilities if they are known…and do not have to disclose the country of origin” (Id.). The information provided by our Non-Smelter Suppliers identified the smelters they used, but we are unable to ascertain all of the countries of origin of the Conflict Minerals sourced by the Suppliers and their respective smelters.

Based on the information provided by the Suppliers and otherwise obtained through the due diligence process, we have constructed, to the extent reasonably determinable by us, the following table regarding the Conflict Minerals included in our Covered Products:

Metal	Smelter	Smelter Facility Location	CFSI’s Conflict-Free Smelters list / Active Smelters list
Tin	Alpha	USA	Yes (Conflict-Free)
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd.	China	Progressing toward validation
Tin	CV United Smelting	Indonesia	Yes (Conflict-Free)
Tungsten	Global Tungsten & Powders Corp.	USA	Yes (Conflict-Free)
Tin	Malaysia Smelting Corporation (MSC)	Malaysia	No – re-audit in progress; certification was valid only through April 11, 2015
Gold	Metalor USA Refining Corporation	USA	Yes (Conflict-Free)
Tin	Mineraçᾶo Taboca S.A.	Brazil	Yes (Conflict-Free)
Tin	Minsur	Peru	Yes (Conflict-Free)
Tin	PT Belitung Industri Sejahtera	Indonesia	Yes (Conflict-Free)
Tin	PT DS Jaya Abadi	Indonesia	Yes (Conflict-Free)
Tin	PT Inti Stania Prima	Indonesia	No
Tin	PT Mitra Stania Prima	Indonesia	Yes (Conflict-Free)
Tin	PT Prima Timah Utama	Indonesia	Yes (Conflict-Free)
Tin	PT Refined Bangka Tin	Indonesia	Yes (Conflict-Free)
Tin	PT Sariwiguna Binasentosa	Indonesia	Yes (Conflict-Free)
Tin	PT Stanindo Inti Perkasa	Indonesia	Yes (Conflict-Free)
Tin	PT Timah (Persero), Tbk	Indonesia	Yes (Conflict-Free)
Tin	PT Tinindo Inter Nusa	Indonesia	Yes (Conflict-Free)
Tin	Thaisarco	Thailand	Yes (Conflict-Free)
Tin	Yunnan Tin Group (Holdings) Company, Ltd.	China	Yes (Conflict-Free)

C.	Future Due Diligence Measures

During the 2015 calendar year, we are continuing to engage in the activities described above, including our efforts to resolve inconsistencies and incomplete responses in the reports from our Suppliers. We will continue to request that our Suppliers use the EICC’s Conflict Minerals Reporting Template. We believe that in the next year, our Suppliers should be in a position to improve the level of detail in their responses to our inquiries, that we will be able to resolve more of the inconsistencies in the reports from our Suppliers and that additional smelters identified by our Non-Smelter Suppliers will be added to CFSI’s list for Conflict-Free Smelters.

In our efforts to move toward a conflict-free supply chain for our products, also we intend to encourage our Non-Smelter Suppliers sourcing from smelters not identified on CFSI’s Conflict-Free Smelters list to move towards using smelters that are validated as compliant in accordance with the CFSP.